March 7, 2005


via facsimile and U.S. mail

Mr. David W. Vreeman
Chief Financial Officer
Credo Petroleum Corporation
1801 Broadway, Suite 900
Denver, Colorado 80202



	Re:	Credo Petroleum Corporation
		Form 10-KSB, Filed January 27, 2005
		File No. 000-08877

Dear Mr. Vreeman:

      We have reviewed the above filing and have the following comments. Our review has been limited to the areas commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the year ended October 31, 2004

Management`s Discussion and Analysis, page 7

		Drilling Activities, page 9

1. We note your statement that you "replaced 183% of the reserves produced in 2004" and that your "reserve replacement cost was $1.98 per Mcf of gas-equivalent." Due to the variable components of this measure, please revise your discussion to address each of the following, without limitation.

* Describe how the ratio is calculated. We would expect the information used to calculate this ratio to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69.

* Identify the status of the proved reserves that have been added
(e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate this ratio using:

o non-proved reserve quantities, or,

o proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

* Identify the reasons why proved reserves were added.

o The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements` control impact the amount of reserve additions from that source from period to period.

* Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, the availability of additional development capital and the installation of additional infrastructure.

* Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

* Disclose how management uses this measure.

* Disclose the limitations of this measure.




		Critical Accounting Policies and Estimates, page 11

2. We note that you identify three areas of accounting where critical accounting policies are used to record activity. However, your disclosures appear to lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. Please expand your disclosures to address the specific instances where uncertainties exist in your estimates. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information. Please refer to FRC Section 501.14 for further guidance on this subject.

Financial Statements

Consolidated Balance Sheets

3. We note that you have not provided footnote disclosure, as required by paragraphs 44 - 46 of SFAS 142 for your exclusive license agreement intangible asset. Please revise your financial statements to include such disclosure and ensure to include a description of the nature of the amount capitalized and the manner by which you have tested the asset for impairment under paragraphs 14 and 15 of SFAS 142.

Consolidated Statements of Stockholders` Equity

4. Please revise your presentation of the components of other comprehensive income to comply with paragraph 25 of SFAS 130, which requires disclosure of the amount of income tax expense or benefit allocated to each component either on the face of the statement in which those components are displayed or in the notes to the financial statements. Refer to paragraphs 24 and 25 of SFAS 130.

5. Please revise your presentation of the Change in fair value of derivatives to comply with paragraph 47 of SFAS 133, which requires you to separately disclose the beginning and ending accumulated derivative gain or loss, the related net change associated with current period hedging transactions, and the net amount of any reclassification into earnings.

Note 1. Summary of Significant Accounting Policies, page 17

	General

6. Please expand your policy footnote to include a discussion of your revenue recognition policies for both your oil and gas sales and your operating income line items. We note your disclosure on page 2, stating a majority of gas sales are made under contractual agreements. Your revised disclosure should describe the significant terms of such contractual arrangements and how these terms affect the recognition of revenue, if applicable. In this regard, ensure that your policies meet the criteria outlined in SAB Topic 13.1. Also, please include a discussion on (i) the nature of your operating income and (ii) whether you use the entitlements or sales method to account for your gas sales and gas imbalances, if applicable. We believe these disclosures are required by paragraph 12(b) of APB 22.

Oil and Gas Properties, page 17

7. Please expand your policy footnote to address the following items identified in Article 4-10(c) of Regulation S-X, which we believe are required by paragraph 12(b) of APB 22:

* Disclose how you account for the costs relating to production activities. Refer to Article 4-10(c) (5) of Regulation S-X.

* Disclose how the transactions described in Article 4-
10(c)(6)(i)-
(iv) of Regulation S-X affect your accounting, if applicable.

* Provide a description of the current status of the significant properties or projects included in your unevaluated properties line item on your consolidated balance sheets, including the anticipated timing of the inclusion of the costs in the amortization computation, if applicable. We note your statement that "Unevaluated properties consist primarily of lease acquisition and maintenance costs." Present the table required by Article 4-10(c)(7)(ii) of Regulation S-
X.

	Asset Retirement Obligations, page 19

8. Please tell us and clarify within your disclosure the facts and circumstances surrounding the $503,000 change in estimate to your asset retirement obligation during 2004.

Note 5. Exclusive License Agreement Obligation, page 22

9. Please tell us and clarify within your disclosure the meaning of
"carried interest" as it pertains to the amount the licensor will receive for any installation of the Calliope technology. In addition, explain your use of the 10% discount factor used to determine the present value of the balance of the license purchase price.

Item 8A. Controls and Procedures, page 26

10. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "Within 90 days prior to the filing date of this report."
However,
Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also Regulation S-B, paragraph 4(c) of
Exhibit 31.  Please revise accordingly.

11. Under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer`s management, including its principal executive and financial officers. Please modify your disclosed definition of "disclosure controls and procedures" or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), if appropriate, to address this requirement.

12. We note your reference to Securities Exchange Act Rule 13a-
14(c).
We believe this reference is no longer current with the amendments made in conjunction with Release No. 33-8238, effective August 14, 2003. Please revise as appropriate.

13. You also state that there were no "significant changes" in your
"internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However,
Item 308(c) of Regulation S-B requires that you disclose any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph
(d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer`s internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31. Revise your disclosure accordingly.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Jennifer Goeken at (202) 824-5287 or Shannon Buskirk at (202) 942-1826 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Credo Petroleum Corporation
March 7, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE